UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 18, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Dealing in securities

Johannesburg, 18 May 2018. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr Neal Froneman, Chief Executive Officer, Mr Charl Keyter, Chief Financial Officer and Mr Cain Farrel, Company Secretary of Sibanye-Stillwater accepted capitalisation shares awarded in respect of Performance Shares awarded on 1 March 2016, 1 March 2017 and 1 March 2018 and Bonus Shares awarded on 1 March 2017 and 1 March 2018. In accordance with the rules of the share plan applicable to capitalisation events, Messrs Froneman, Keyter and Farrel were awarded four additional shares for every 100 previously awarded and unvested at the time of the capitalisation issue announced on 22 February 2018 (the "Capitalisation award"). The date of acceptance of Capitalisation award detailed below was 17 May 2018.

Details of the transactions are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer and Executive Director
Company	Sibanye-Stillwater
Number of bonus shares awarded and unvested on capitalisation issue date	601 635
Number of capitalisation bonus shares awarded	24 066
Class of security	Ordinary shares
Total number of bonus shares	625 701
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation bonus shares in respect of previously awarded bonus shares

Name	**NJ Froneman**
Position	Chief Executive Officer and Executive Director
Company	Sibanye-Stillwater
Number of performance shares awarded and unvested on capitalisation issue date	7 191 861

Number of capitalisation performance shares awarded	287 674
Class of security	Ordinary shares
Total number of performance shares	7 479 535
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation performance shares in respect of previously awarded performance shares

Name	**C Keyter**
Position	Chief Financial Officer and Executive Director
Company	Sibanye-Stillwater
Number of bonus shares awarded and unvested on capitalisation issue date	295 311
Number of capitalisation bonus shares awarded	11 812
Class of security	Ordinary shares
Total number of shares	307 123
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation bonus shares in respect of previously awarded bonus shares

Name	**C Keyter**
Position	Chief Financial Officer and Executive Director
Company	Sibanye-Stillwater
Number of performance shares awarded and unvested on capitalisation issue date	3 607 186
Number of capitalisation shares awarded	144 288
Class of security	Ordinary shares
Total number of shares	3 751 494
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation performance shares in respect of previously awarded bonus shares

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye-Stillwater
Number of bonus shares awarded and unvested on capitalisation issue date	70 961
Number of capitalisation bonus shares awarded	2 839
Class of security	Ordinary shares
Total number of shares	73 800
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation bonus shares in respect of previously awarded bonus shares

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye-Stillwater
Number of performance shares awarded and unvested on capitalisation issue date	766 671
Number of capitalisation shares awarded	30 666
Class of security	Ordinary shares
Total number of shares	797 337
Extent of interest	Indirect Beneficial
Nature of transaction	Award of capitalisation performance shares in respect of previously awarded bonus shares

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified

by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 18, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer